CONFIDENTIAL

FOR COMMISSION USE ONLY

AVIS BUDGET CAR RENTAL, LLC

AVIS BUDGET FINANCE, INC.

6 Sylvan Way

Parsippany, New Jersey 07054

(973) 496-4700

November 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Max A. Webb

Re:	Avis Budget Car Rental, LLC Avis Budget Finance, Inc. Registration Statement on Form S-4 File No. 333-177490

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-177490), as amended (the “Registration Statement”), of Avis Budget Car Rental, LLC, Avis Budget Finance, Inc., AB Car Rental Services, Inc., ARACS LLC, Avis Asia and Pacific, LLC, Avis Budget Group, Inc., Avis Budget Holdings, LLC, Avis Car Rental Group, LLC, Avis Caribbean, Limited, Avis Enterprises, Inc., Avis Group Holdings, LLC, Avis International, Ltd., Avis Operations, LLC, Avis Rent A Car System, LLC, BGI Leasing, Inc., Budget Rent A Car System, Inc., Budget Rent A Car Licensor, LLC, Budget Truck Rental LLC, PF Claims Management, Ltd., PR Holdco, Inc., Runabout, LLC, Wizard Co., Inc. and Wizard Services, Inc. (collectively, the “Registrants”), registering the offer to exchange up to $250,000,000 aggregate principal amount of 9.75% Senior Exchange Notes due 2020 (together with the guarantees thereof, the “Exchange Notes”) for a like aggregate principal amount of 9.75% Senior Notes due 2020 (together with the guarantees thereof, the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Joshua Korff or Christopher Kitchen of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4943 or (212) 446-4988, respectively.

Sincerely,

AVIS BUDGET CAR RENTAL, LLC

By:	/s/ Jean M. Sera
Name:	Jean M. Sera
Title:	Senior Vice President and Secretary

AVIS BUDGET FINANCE, INC.

By:	/s/ Jean M. Sera
Name:	Jean M. Sera
Title:	Senior Vice President and Secretary

AVIS BUDGET GROUP, INC.

By:	/s/ Jean M. Sera
Name:	Jean M. Sera
Title:	Senior Vice President and Secretary

AVIS BUDGET HOLDINGS, LLC

By:	/s/ Jean M. Sera
Name:	Jean M. Sera
Title:	Senior Vice President and Secretary

AVIS ASIA AND PACIFIC, LLC
AVIS CAR RENTAL GROUP, LLC
AVIS CARIBBEAN, LIMITED
AVIS ENTERPRISES, INC.
AVIS GROUP HOLDINGS, LLC
AVIS INTERNATIONAL, LTD.
AVIS RENT A CAR SYSTEM, LLC
PF CLAIMS MANAGEMENT, LTD.
WIZARD CO., INC.
AB CAR RENTAL SERVICES, INC.
ARACS LLC
AVIS OPERATIONS, LLC
PR HOLDCO, INC.
WIZARD SERVICES, INC.

By:	/s/ Jean M. Sera
Name:	Jean M. Sera
Title:	Senior Vice President and Secretary

BGI LEASING, INC.
BUDGET RENT A CAR SYSTEM, INC.
BUDGET RENT A CAR LICENSOR, LLC
BUDGET TRUCK RENTAL LLC
RUNABOUT, LLC

By:	/s/ David B. Wyshner
Name:	David B. Wyshner
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Joshua N. Korff

Christopher A. Kitchen

Kirkland & Ellis LLP

4